Hylsamex
Mexico's Steel

File No. 82-4252

October 10, 2005

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
Mail Stop 3-2
450 Fifth Street, N.W.
Washington, D.C. 20549 U.S.A.

Subject: Hylsamex S.A. de C.V. – Exemption Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934

Dear Sir or Madam:

In accordance with Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the "1934 Act"), Hylsamex S.A. de C.V., a corporation organized under the laws of Mexico ("Hylsamex"), hereby furnishes to the U.S. Securities and Exchange Commission (the "Commission") the information identified on the attached Exhibit List.

As provided by Rule 12g3-2(b), the information and documents contained herein and furnished herewith shall not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the 1934 Act, and the furnishing of any such information or documents shall not constitute an admission for any purpose that Hylsamex is subject to the 1934 Act.

Kindly acknowledge your receipt of this letter and the enclosures furnished herewith by stamping the enclosed copy of this letter and returning the same to us in the enclosed self-addressed envelope.

Yours truly,

HYLSAMEX, S.A. de C.V.

By: ______________________
Othón G. Díaz del Guante Villarreal

Encl.

EXHIBIT LIST

Exhibit No.	Description	Date
1	Filing to Bolsa Mexicana de Valores S.A. de C.V. (Mexican Stock Exchange): resolutions adopted by Hylsamex's Extraordinary shareholders' meeting held on October 10, 2005.	October 10, 2005

EMISNET

RECEIVED
2005 OCT 31 A 10:25
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Emisora: HYLSAMEX, S.A. DE C.V..

Usuario: GERARDO ANTONIO GONZALEZ VILLARREAL.

Nombre del sobre: ACUEEXTR.ens

Longitud del sobre: 3785 bytes.

Fecha de recepcion: Oct 10 2005 5:33:40:786PM.

Folio de recepcion: 105859.

Los Archivos recibidos son los siguientes:

Nombre del archivo	Tipo de Archivo	Descripcion
acueextr.bmv	1	Acuerdos de Asamblea Extraordinaria

Los Archivos NO recibidos son los siguientes:

Nombre del archivo	Error

Acta de la Asamblea EXTRAORDINARIA de accionistas celebrada el día 10 de Octubre de 2005

RESOLUCIÓN PRIMERA:

Se aprobó una Reforma sustancial a los estatutos sociales de la sociedad modificándose los siguientes artículos:

Articulo 2, 3, 4, 5, 6, 7, 8, 9, 10, 11, 12, 13, 14, 15, 16, 17, 18, 19, 20, 21, 22, 23, 24, 25, 26, 27, 28, 29, 30, 31, 32, 33, 34, 35, 36, 37, 38, 39, 40, 41, 42 y 43

RESOLUCIÓN SEGUNDA:

Se aprobó la inscripción de las acciones de la sociedad en la Sección de Valores y Especial del Registro Nacional de Valores, a cargo de la Comisión Nacional Bancaria y de Valores, así como la cancelación de su inscripción en la Bolsa Mexicana de Valores, S.A. de C.V.

Presidente

Secretario

México, D.F., 10 de Octubre de 2005

Secretario del Consejo de Administración